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                                                                    EXHIBIT 99.8

                                INFOSYS LIMITED
                                      CNBC
                                   BOARD ROOM
                                  JULY 10, 2003

Female Correspondent: Welcome back, you are watching Bazaar and Board Room direct. A quick look at the markets, up about a percent but as far as the action is in Bangalore and Udayan is joined by the entire top brass of the Infosys to take us through the numbers, it's over to you Udayan.

Udayan: Thanks Mini indeed, this time from Infosys Board Room once again as the entire top brass here with me. This time there is good news to talk about, the upping of the guidance for the full year, so that is good news and to discuss all of that the entire top team, Nandan Nilekani, S. Gopalakrishnan, Mohandas Pai, and Basab Pradhan. You know all their designations by now, so I wont go over that, it is quite a long list, but all of them are here to discuss the numbers with me. Gentlemen good morning.

Nandan:  Good morning.

Udayan: Nandan, upping the guidance, what has changed since last quarter because this quarter around the dollar was under such a lot of pressure, people thought that you would not change guidance at all, what has changed, what has lead you to the revision of the guidance.

Nandan Nilekani: Well Let me just explain the business scenario vis-a-vis what it was on April 10th. I think in terms of the economy, in terms of the volume growth, in terms of the pricing challenges, they remain the same. The couple of things that have changed since then is that the war is over and the SARS challenge is over, but I think we have been able to get improved performance this quarter by optimization of discretionary expenses and by better utilization of our people, for example, our utilization of people went up by about 1.8% from 82.1% to 83.9%, also offshore onsite mix has also changed, that has also gone up by almost two percentage points, and we have also been able to reduce a number of people we have onsite in a more organized way so that we get the same value; all this is discretionary. So, based upon that we have been able to deliver the results that you see, and we have looked at the year for the balance, and we have increased the guidance only marginally not so big, it is only about one or two percent increase in the revenues, and you know on the earnings side we had given a earnings guidance between Rs. 161 to 163 per share, that has been taken up to about Rs. 168 to 169 per share, so it is a very marginal increase in the guidance.

Udayan: Mohan, some would call it brave for in this kind of a rupee-dollar scenario for you to come out and even marginally to up your guidance to 168-169, feels very brave, are you confident that your cost cutting efforts and such efforts will be to such an extent that you can maintain that kind of guidance for the full year.

Mohandas Pai: We have taken protection against the rupee getting stronger to some extent by selling forward. We have a $250 odd million sold forward for the next two quarters. For the next quarter in fact our average sale price forward is 46.92. So, only jokers in the pack would be the translation adjustments in case the quarter end rupee gets much stronger than what we anticipate, then there could be some kind of a hit. But we have factored all these change to the best of our ability, we have optimized on our expenditure to make sure that we have confidence in some of these numbers. I also wanted to tell you that when you look at the projections going up from 161 to about 168, we have factored in the impact of rupee appreciation to the extent of Rs. 3.4 a share, so that has been factored in. And we have factored in our greater efficiency in terms of SG&A, to say that we will either see sales and marketing but then G&A will be kept under control, and we have done that this quarter too. And we also made sure that our taxes are more reasonable, in fact our overseas taxes have come down from 3.8% to 3.4%, which reflects the impact of the pricing environment overseas. So, our tax for the entire year will be about 4% of the revenues as against 5.3 _anticipated value. .

Udayan: Kris, one looks at the number and the number are market responded very positively, because the numbers in the higher guidance, but your margins still continue to be under pressure, you have 33.3% in Q4, you are down to 32 odd percent in Q1 of this year, pricing pressure still continues, you have seen some more weakness in prices. Is that not looking a little worrisome that despite good volume growth, despite war and SARS getting over, pricing pressures continue and margins are still under pressure, despite the kind of the cost measures that Nandan spoke about.

Kris Gopalakrishnan: What we have to do is we have to look at the business mix and sometimes you know moving work offshore is beneficial, some times actually leaving it back onsite is beneficial. So, what we look at what is net realization per individual, you know, per employee, and look at how the business mix has to be adjusted in order to do this. Sometimes that works to our benefit, sometimes we have to work against that, but that is what we are trying to do at this point.

Udayan: Basab, what has changed in the market place, say you are out there war is over, SARS is over, have you seen the benefits of them trickling in already and from a volume price equation how is the market there looking now.

Basab: I think, you know in our business the impact of things like war and SARS is felt more on initiation of relationships and accounts and projects. The revenue impact of that is felt a little later. So, we will, you know, now that the war and the SARS clouds are no longer hanging over, I think you will you could see that impact. Other than that nothing much has changed in the market scenario between actually the last two quarters and to date, that is actually good news because it is stable and you can actually plan things out and implement market initiatives in that kind of an environment.

Udayan: Nandan, what you are telling the market essentially that when we spoke to you on the 10th of April, not much has changed. You have actually sorted out your internal

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house to ensure that better margins and better profitability can be delivered.
Is that the message?

Nandan Nilekani: No, I think there are two messages. One is that the market has external reality has not changed except for the couple of things we talked about. Second is that we have managed to optimize our expenses, so that means we have managed to do that without sacrificing our goals. It is done by better use of offshore, better utilization, better use of the people onsite. I think we are also saying, for example, we have raised salaries for our Indian people this year. So, we have actually used some of the efficiency and productivity gain and given it back in terms of higher salaries for people in India. So, we are setting it as a good message. We have actually used these benefits for our people and we continue to invest in the future. We are investing in the future. We are looking at solutions. We are looking at taking our GDM model and taking into the next level. So I think bringing efficiencies and bringing this discretionary expenditure management, use that money for giving more to our people and for investing in the future, I think that is the key message.

Udayan: Mohan, how much of what Nandan is saying how much more can you do this year because last year down when you changed your guidance you noted that you changed your top line guidance, but your bottom line guidance you never changed during the course of the year. This time around, your top line guidance pretty much remains the same, but your bottom line guidance has gone up. Are we looking at a year where you are actually focussing on the bottom line and trying to deliver higher earnings per shares and how much of more of what we done in the first quarter can you do.

Mohandas Pai: Well, I would say that in this quarter the big element is a move towards offshore. Offshore has gone up; in fact offshore going up increased the percentage, but may not increase the profit in absolute terms. So, I think the correct measure of looking at profitability is profit per person. If you look at profit per person on a annualized basis, there's been a small decline of $400, but we have managed to make sure that does not have a great impact on earnings by optimizing our expenditure and optimize externally the benefit. As far as going forward, it is a continuing endeavor to get more juice of what we got, it is a continuing endeavor to become much more efficient, to go up the value chain so that you can tackle these conditions in a very good manner.

Udayan: By the end of this year, do you think your margins will remains above
30%.

Mohandas Pai: Well, I think that is the target. We have come down this quarter by about 1% and fatefully because of the fact that our cost of revenues went up. Our cost of revenues went up because salary cost increased by 1.5%. A part of the salary cost will diminish over a period of time because of the mix, but I think we are aiming at something around that.

Udayan: 30%.

Mohandas Pai: Something around that. Yeah.

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Udayan: Kris, everything on the plus, net additions in employees, so what you telling the market, are you very bullish about new orders, new deployment, anything _on .

Kris Gopalakrishnan: The volumes will continue to be strong and that is why we felt that we need to recruit at this point. We are looking at about 2500 people for the next three quarters at this point, as the quarter progresses we will have to re-look at those numbers, but right now we are looking about 4500 people for the remains of the year.

Udayan: Lot of price volume equation. How has that changed? Are you still looking at those big deals where you get finer pricing or has that dynamic changed even a little bit in this quarter.

Basab Pradhan: No, that is very much stable, they still are very large deals are out there for the having, but again their required pricing is lower for the volume. Volume does not, I mean, there is enough interest there in the global delivery model and offshore outsourcing. We have to balance the volume coming at us with you know how much, what is the business for that , how we can make money out of it.

Udayan: Are existing clients cutting prices, because you feel the trends and trends you do not pay much, but we keep hearing rumors of how one Nordstorm cuts prices aggressively. Is that happening our existing clients negotiating hard to write down prices. I am not talking about pressure all this and what prices they are coming.

Nandan Nilekani: A lot of that has already happened. Market prices are set in the market you know a lot of that has already happened. Luckily, things are stable right now. So, we do not see a whole lot of that aside from some adjustment happening, but who knows what will happen in the market, for this you know prices go down and further in the market we could see some more.

Udayan: Nandan, what is the year looking like? Are we looking at an year of intense price pressure, because we assume when you started the year while giving that earlier guidance, the prices would go down about 4-5%. Does it look like those targets will be met or could you see further pricing pressure.

Nandan Nilekani: No, I think the pricing challenges continue. There is no change in the pricing challenges because the economic situation continues. We assume that certain set of price declines in our model, which I think continue to be in the model, and that is the reason why we are the...., what is contributing to the overall, so really a slight increase on the guidance on the revenue side. Even on the earning side, extend the guidance to pretty marginal, and a lot of it is coming from as I said management of our discretionary expenses, increasing the offshore content, increasing the utilization, reducing the use of subcontractors, this quarter we reduced our subcontractor cost by about 2.2 million, which give a net benefit about $500,000. So, all those things have contributing to the profitability.

Udayan: Mohan, one quick question before we go into a break. On the rupee part, in this quarter you have actually made money because of the rupee appreciation, contrary to what popular belief that Infosys and all software companies would have lost money. How much can you go on hedging by selling forwards and the like and using the options market, which is newly introduced to actually mitigate the effect of the rupee?

Mohandas Pai: I think so long as a rupee does not appreciate beyond like say 1.2% to 1.5% a quarter, hedging technique like this could stabilize our earnings, but if the rupee drops dramatically in the last month of the quarter, then there could be a translation hit. The key issue is translation hit. So, volatility in the rupee during the last week of the quarter is the key because when you translate a balance sheet, Indian balance sheet and the US GAAP, then there will be a translation hit and vice versa too, that is the issue.

Udayan: Okay, more on that when we come back, it is an interesting issue, but we will do all of that when we come back on this special Board Room that is right after this. Stay tuned; the Infosys top brass stays on with us for another 40 minutes on this channel, we will be right back.

Welcome back, you are watching the Infosys Board Room. Just to update you on the market the Sensex is up about 43 points this morning, the markets are on a roll and technology is leading the charge this morning. You have seen Infosys move up about Rs. 362 to Rs. 3614. It is also top of today, but still up about Rs. 365 It at one point of time had been more than Rs.400 Thats been the key driver for the index as we see 4 lakh shares have been traded already, the stock is up 11% at 3616. It has also driven up buy in stocks like Satyam , Wipro, HCL Tech, NIIT, entire pack has gone up like it fell last time with Infosys, but this time the effect has been the opposite and we have seen that is what drive the market up today.

Well, we are discussing the results and the changed guidance with the top brass of Infosys, I have got Nandan, Kris, Mohan, and Basab with me right here in the Infosys Studios in Bangalore.

Nandan, just a quick word out on the ADS, after a long time you have broken your silence saying that on the 12th you will ask people to participate, just take us through how the roadmap will go on, by when you conclude, what does it mean sending out letters for an INVITATION.

Nandan Nilekani: I think at this point all I can say is that the offer for Indian shareholders is going out on the 12th.

Udayan: But day after tomorrow you will send letter for..

Nandan Nilekani: Letters, are actually offered to the Indian shareholders to participate on the Indian side to offer the shares for the proposed ADR, beyond that I cannot say much.

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Udayan: But what will the letter say, will it say that you tender your shares, it will be locked in for a period of time, when the offers will made to US investors. I mean,

Nandan Nilekani: No, it does not it's a request for the number of shares I want to tender and those shares will be put into ESCROW, but it would not have dates of the issue itself.

Udayan: Okay. So, on the 12th all shareholders holding stock in India can actually tender shares.

Nandan Nilekani: They will get their offer letter.

Udayan: And DSP Merrill Lynch is your merchant banker.

Nandan Nilekani: No, there are three merchant bankers, DSP Merrill Lynch, then we have Goldman Sachs, and we have Solomon Smith Barney.

Udayan: How long does this kind of a process typically take? Without giving a firm baseline, whether it will take a month....

Nandan Nilekani: Well, at this point, that is all I can say about the offer.

Udayan: You will not take the date. Okay.

Mohan, just explain to us how does this shift in to offshore this time around, actually changed this numbers quite a bit, because you were just telling me that your pricing decline has actually not been so STEEP but it is been steep because of the change from onsite to offshore, could you just explain that to us.

Mohandas Pai: As far as the decline in price is concerned for onsite for services, this time we want to separate product from services because the banking unit sells its license, and license can go up and come down from quarter. For example, this quarter banking has sold about $8.25-8.5 million, last quarter sold about $ 10.5 million. If you take our services alone, onsite rates in a sequential basis has come down by 0.9% and offshore has come down by 0.4%.

Udayan: Which mean you would actually could have reported at just about a 0.7 odd percent blended decline, had it not been for this YEAR.

Mohandas Pai: Yeah. Except that business-assisted offshore, for example, offshore volumes have grown by about 15% and onsite volumes have grown by about 6.1%. So, because of this shift to offshore and offshore prices are much lower than onsite prices, the blended decline has been 2.5. The blended decline may not have any impact on margins provided the per capita contribution for people onsite and offshore remains the same. So, it is a complicated model, there are many variables, there are many verticals, there are many service offerings, and there are many clients with different rate structures, so it will actually predict takes a lot of number crunching.

Male Participant: Nandan, we have been talking about this for about two to three quarters. Some of your very clients abroad are now starting to set up their own outsourcing bases in India and also your competitors of course, what we have been hearing is that companies like yours have been losing people in the middle management and senior management to better salaries, may be better prospects. How are you dealing with that and how serious is that problem and how does it effect your delivery.

Nandan Nilekani: Well, I do not think the problem is that serious. Yes, it is a fact that the multinational and some of the incumbent IT service providers are setting up in India. It is a fact that we have some customers rather than working with a partner are putting up their own facilities, but I think one of the things that as I mentioned earlier to Udayan is that a lot of the gains that we have got this time from our optimization of our expenditure has actually been put back into our Indian salaries. So, we have given Indian salary increases to people in the middle management and senior management of Infosys. They believe that the right thing to do because they are very much part of our journey and we have to make sure that everybody is on goal. So, I think we have taken adequate steps and we are not worried at all about it.

Male Participant: Basab, let me just throw this question to you on the regulatory power plus market i see today we are running into a jam in terms of L1s, there is a reduction in H1s coming along. Tell us how you are dealing with that and how exactly do you plan to manage your projects if there is a regulatory limitation on the number of people you can actually send out.

Basab: Kris you want to take that.

Kris Gopalakrishnan: Yeah. We have sufficient visas at this point to manage the business requirements in the medium term and we are also looking at adding to the people who can be permanently posted there either through recruitment locally or through permanent residency, for example, in the US or in Europe etc.

Male Participant: Very quickly, I just wanted to get a question in for Mohan. Mohan, what is the scenario in terms of these global competitors of yours now coming into India, is it cutting into your margins sharply going forward?

Mohandas Pai: Well, I think in our model that we elucidated on 10th of April we had budgeted for a decline of 1%, a quarter about 5% in both onsite and offshore. We are well within that in the first quarter reaching a decline of 0.9 for onsite and 0.4 for offshore. So I think we are confident that whatever we have budgeted, whatever we spoke out the model, we will see ......

Udayan: Mohan, I am sorry, I will have to interrupt you here, we will come back and continue that question, we will take a quick break. We will come back with Board Room direct with the Infosys management, stay with us, only on CNBC.

Welcome back, you are watching Bazaar on CNBC TV18 team. We continue our Board Room direct with the Infosys management right out of Bangalore.

Just continuing my question, Mohan back to you, you know again let me just re-phrase that question, the general belief now is that there is a structural change going in for companies like yourselves in terms of forward earnings because the USP that you had of actually giving a offshore facility is pretty much being matched up by the global competitors, how much of an impact would that have if you can just look beyond the quarter?

Mohandas Pai: Well I think global competitors coming to India will increase the veracity of the offshore model and that is what has happened, offshore has become mainstream, you do not have to sell offshore and if you look at many surveys they tell you that a substantial number of CIOs put offshore as one of the things they want to do. So, when it comes to offshore all of us are in a very strong competitive position to offer this kind of services. It is quite possible that in the short term there could be an impact on prices, we have budgeted for that, we have budgeted for 1% decline in prices, both for onsite and offshore this year for the next four quarters. In the first quarter, we have seen a decline less than that, second quarter we have budgeted for that on a Carter basis to make sure that you know the unforeseen contingencies are built into the model. So, as far as we are concerned, we are competitive, we are taking up the challenge, and I think we will do that.

Nandan Nilekani: I think, actually the point is that offshore is not about hiring a bunch of guys in a suburb of Bombay or Bangalore, offshore is a global delivery model, which we have honed over 20 years, there is a lot of process, there is a lot of intellectual capital, there is a lot of systems, there is a lot of knowledge management, there is a lot of project management, there is a lot of client relationship, so I think there is a barrier there value of that which is not just about hiring people and that is what we call as GDM, our global delivery model, and I think that is the key which people have to replicate and not just replicate hiring.

Udayan: Kris, you have assumed 24 to 27% volume growth for the full year, when you set out to give your guidance on the 10th of April, has anything changed when you look at your new guidance? Are you looking at slightly higher, slightly lower, or the same 24 to 27% volume growth?

Kris Gopalakrishnan: It is a mix of the volume growth and the prices decline as Mohan has mentioned and that is how you know they are not revised to that high.

Udayan: Okay. How much of more work can you move offshore from onsite? You have done a significant amount of that in this quarter, do you see yourself doing much more of that going forward?

Kris Gopalakrishnan: Well see, that is why I explained to you, you know, we have to look at it on a yield basis, you know, it is just this thing may not actually that thing should do, because you have to look at what is the margin we are getting on that business. So, sometimes actually, for example, package implementation, etc. is okay because it actually gives you better revenue per employee. So this quarter yes, because some of the strategic sourcing of the large volume business came along our way, in fact our repeat business continues to be high at about 97% of odd percentage, and that is why we were able to shift the work offshore.

Udayan: Basab, we also hear from the market place that there could be a growing preference for system, the global systems integrators, more being preferred to third party service providers, is that a reality on the ground that global systems integrators are ramping up more and there is a preference to give work to them rather than to a stand-alone service provider.

Basab Pradhan: No, I do not think that is what they are actually, like Nandan was earlier saying we have a lead in the global delivery model, applying the global delivery model both to offshore outsourcing as well as to solutions kind of work. It is not a matter of month in which a global systems where you can just put up a facility here, hire people, and start taking business away from us. Having said that they do have certain advantages which we are aware of and are very keen to bridge that gap, they have a larger business, larger installed base, they have client relationships from that perspective, and we are pursuing that, they have, you know, certain lead in the solution space where we are going to bridge that gap soon.

Udayan: What is happening with those big deals, I asked you last time around, we keep hearing of the Pepsi, the Gillette, Agilent, $50-100 million orders, are those materializing or are we still seeing them getting pushed back and deferred.

Basab Pradhan: Well nothing yet has happened, but the penny is going to drop eventually and there is increased interest, so there are more such deals entering the pipeline, some of them are actually not exiting the pipeline because clients decided not to do it or whatever, but basically that the trend that's going to catch on.

Udayan: What is happening, are you still engaging with those clients?

Basup Pradhan: Yeah, I think one of the things which is happening is in some of these big deals, they begin as all and all encompassing deals and that is why some of these numbers get flouted around.

Udayan: So it is not a small pilot which becomes $50 million over a period of time, it is 50 or nothing.

Nandan: So that is how it is starting the position, but actually when it gets down to the nitty-gritty, customers are also saying rather than doing one big bang let us now decompose that and do it in smaller segments. So what is the language of business is like a big deal then may become a set of smaller deals; so that is the other thing which has happened.

Udayan: Okay.

You got a question out there?

Male Participant: Yeah, actually Mohan let me just throw this at you if I could, you know you were talking about outsourcing becoming mainstream, also when we speak to some of the chief technology officers in the US of some of the major global corporations they tell us, you know we have got staff to such a level that if you have any technologies job to be done, it has to go out to the guys we do work out of the US so to speak, yet when we look at your guidance going into the next quarter, you have pretty much kept it at the numbers you have delivered this time around, 1086 Crores to 1095. Tell us why you are not looking at a more robust volume growth going forward, are you just being conservative?

Mohandas Pai: No it is not just to say that we are just being conservative for the sake of being conservative, but the rupee appreciation has cost us on a current run rate basis, 97 Crores of revenue for this year, and that is 2%, and that is not a small sum of money, and that could have happened substantially in the second quarter, in the third and fourth quarter, so when the rupee is behaving like this and the success of the software industry making the rupee stronger, so that is the improbable that you have to build into the model.

Lady correspondent: Right. Mr. Parekh _find you come in here now integral to your revised guidance is of course cost cutting drives that you have spoken about, so how much more scope is there for cost cutting especially given the environment where you say pricing pressure will continue, volumes might go but then margins will continue to be under pressure.

Mohandas Pai: Well I would like to change the definition, it is not cost cutting but expense optimization, when you talk about cost cutting people could think that we are cutting something which is necessity to grow the business, we are not doing that, we are trying to make sure that every rupee gives us the biggest bank for the buck, and to do that we have to work on the model, we have to make sure that unnecessary travel is not there, we have to make analysis before we incur any expenditure, and things like that. I think that has stood us very good stead in the first quarter, for example, our human resource cost went up in cost of sales by 1.5% and then the rupee had an impact of 0.6%, which is a negative impact of 2.1% compared to the previous quarter, but our gross margin went down only by 1% point, so we took steps in optimizing or spending on subcontractors for instance, so this gave us the benefit. So I think going forward it will be a continuous endeavor, we look at it, we have set of teams to look at it, I think that is what gives us confidence.

Udayan: Basab, you will leave us after this segment, so let me get a little bit more from you. When you speak about the big deals upon that Nandan is making, are you seeing small beginnings which can ramp up potentially to large orders or is it that people have just generally deferred outsourcing those large orders to Indian companies, what is happening with the big outsources out there?

Basab Pradhan: These large outsourcing deal as I said there is increased interest in the market for these deals. They are coming at us you know in ones and twos every couple of months, and the size of these deals are and the nature of these deals are not you know small projects going into $50 million the way you put it, these are straight away going to $50 million run rate, and there is obviously a lot of caution that has been exercised by potential clients by these companies.

Udayan: Is the caution on outsourcing or is the caution on generally giving out these large orders, are you seeing a fears in the US SPACE getting such large orders. I mean for an example is an EDS bagging some of these very large orders.

Basup Pradhan: I mean these have been outsourcing as a business has been around for many years, the difference here is offshore outsourcing and that is why people are exercising caution because nobody has done this since this is a big way ever before.

Udayan: That is the caution, Basab thanks very much for joining us.

Basab Pradhan: Thank you

Udayan: Stay tuned though, we are back with the Infosys Board Room, we have still got about 20 minutes to go and before we go lets tell you what is happening on the market, Rs. 355 up is where the stock at this point at 3607, the Nifty is up 16 points at 1156, may be, this may be the Nifty and the Sensex will be carried over that hump that has been creating over the last couple of days by Infosys and the technology pack . More on that when we come back after this break; and we have got S. G. Shibulal head of global delivery at Infosys also joining us after this break.

You are watching Board Room direct with Infosys top management only on Bazaar on CNBC TV 18. We have S. D. Shibulal, Director and Head of Customer Delivery, joining us also now, before we go to him, Nandan, let me just put this question to you a number of US technology companies that had a lot of cash sitting with them are looking at paying out special dividend, you are sitting with a ton of cash, have you thought of it or you are considering paying out a special dividend, you really do not need the cash at the moment.

Nandan Nilekani: At this point, there is no change in our cash management or dividend policy.

Udayan: Shibu, I do not know if this is the right question for you but let me just ask you a question you know one of the reasoning that we hear from some of the chief technology officers is that when we do business in India you are comparing people working out of lets say North Dakota or one of the most cheaper US location specially on BPO, tell us how far down are we at the point of inflection so to speak where you know India is no more competitive in terms of BPO delivery.

Nandan Nilekani: Did you get that Shibu?

Shibulal: I cannot hear him.

Nandan Nilekani: I will have to translate that question for you, basically what is being asked, Mohan you got that? Would you want to take that into your...

Mohandas Pai: I think the good thing about the BPO industry in India is not the cost ARBITRAGE alone, because if you go to Columbus, Ohio, and North Dakota, the costs are not so great compared to New York for instance, but the productivity increases. We have seen an increase in productivity by 25 to 30% on an average for all the business that we have done. I think that is the long-term sustainable advantage that we had and this is because the high quality of the work force that is available in India.

Udayan: Mohan, tell us about Progeon, you have almost moved up to 900 employees now from 500 odd in the previous quarter, added a couple of clients, what does Progeon looks like this quarter.

Mohandas Pai: I think Progeon is well on its way to meeting its number, it has got 882 people end of the quarter and 7 clients, it has added 2 clients and about 300 people, and I think in this quarter we will add about 250 to 300 people; business continues to be strong, sequential growth of 23%, we did about
12.8 Crores, 2.7 million, and this quarter I think we are budgeting for $2.8 million to about $3 million.

Udayan: Mohan you gave out specific prices on onsite, offshore for Infosys, why not with Progeon, tell us what is your billing rate.

Mohandas Pai: Well I do not want to comment on billing rates right now because the business are yet to stabilize. You see you only get to know the billing rates when you do business on a SCALE with may be 10 to 12 customers across many vertical then we get an average mix, just to take a couple of clients and to start giving rates may be misleading.

Udayan: But at least you can give us the rates for those couple of clients, I mean let me transfer it, you do it for Infosys why not with Progeon.

Male Speaker: .......give prices or productivity.

Udayan: But you do give the number of dollars.

Mohandas Pai: Let me give you a range, I think the range is something between $18,000 to about $22,000 per person year.

Udayan: Okay, you would not give a billing rate per hour, will you.

Mohandas Pai: Well, I think $1500 to may be about $1800 per month and you take it by 168, you will get a figure. The business is competitive. The business is challenging with a great deal of interest in the BPO business in India, we are seeing many, many clients come up here.

Udayan: Right, Mohan let me just ask and try again with the question which Ashu asked you if you are utilizing the cash, we are throwing up a huge amount of profit every quarter, we are not buying a company, why not give it back to share holders, what do you want to do with this cash?

Nandan Nilekani: Well, as you said, as we grow larger, the amount of cash we need both for our expansion as well as amount of cash we need as a fall back if things go wrong also goes up because the balance sheet size goes up. So, I think we have taken the view that the cash we have is strategic and we need it for the various things that we need for expanding our business, so we intent to stay with that at the moment.

Udayan: Well flash on the wire just now, clip that Oracle has upped its workforce in India from 3000 to 6000, kind of times to come.

Kris Gopalakrishnan: Well, we see definitely see that India based software development is becoming a mainstream, and it is not new, I am just, this trend has been continuing for the past few months, and at least for the past 18 months we are seeing that, and some companies will look at setting up their own facilities, some companies will use a mixed model, their facility plus partner, some companies or probably a majority of the companies will look at partners to work with, even if you go back all the way to 85-87 etc., you know we had somebody setting up their own dedicated facilities here, so it is not new.

Udayan: Shibu, before you entertain questions, you usually give us your understanding of the market place, tell us what this quarter looks like.

Shibulal: Well, as we have mentioned in our press release, this quarter the volume growth has been more than expected and utilization also has reached a very healthy level, our utilization target is up above high 70s and low 80s, and right now it is about 83%+. At the same time if you look at our utilization including trainees, our utilization including trainees is at a very healthy level of about 77.3% right now, what that means is that while our utilization is high, we have enough people in the system to have growth in the continuing quarter. That is very important for us, because the trainees who are in the system today when they come out into production in the next few months and that will allow us to continue our growth. From an investment perspective, I think Nandan talked about it, solutions have become very important for us. We have done some restructure into focus on certain verticals, so vertical focus, solutions, and alliances will allow us to manage our mix of services with strategic outsourcing as well as value added services. Consulting seems to be still going okay, technology consulting is going well, business consulting the environment is slightly tough for business consulting, but the mix is still doing very well.

Male Participant: Well you have spoken about product areas, let me throw this one to you Kris, the product, Finacle, you have got a couple of deals in this quarter, but still when one compares the company your size to some of the smaller companies they are doing better on the products space, what does your product not have _that a FlexCube has for example, why you not able to compete with them on level terms or grow bigger then them in terms of size.

Kris Gopalakrishnan: See on the product side, you know, you have to look at sequentially the group has been doing well, the last quarter was very good, this quarter is okay, you know, may be less than last quarter but it is. Now we have to catch up, you know because we have started late in this game in terms of having an integrated package and going outside and marketing across the world and things like that. But we are winning, head to head we are winning against many of the players out there, and as we increase our marketing presence, see because it is a game of having presence in certain markets and things like that, we increase our marketing presence we should do well actually.

Nandan Nilekani: No we have a very strong presence, for example, where we have given Finacle, we have public sector banks like Punjab National Bank and Union Bank using Finacle, one more public sector bank is expected to use our product, so I think .....

Udayan: In the international market Nandan I mean if you look at the big banks and the products that they are implementing, it is also not Finacle, it is FlexCube, why you are not able to deliver a product on a global scale, because when we talked about software services you certainly don't talk about Punjab National Bank, why should there be difference in the products.

Nandan Nilekani: No, I think we have done well outside too, but you are right we will take the INPUT and I think we are focussing on making sure that our banking product is as internationally known as anything else.

Udayan: Okay, time for another break with the news that the Infosys is of course is up Rs. 355, the Sensex is up 46 points, and the Nifty is up 15 points. Wrapping comments from the top management of Infosys when we come back on Board Room, that is right after this break.

You are watching Board Room direct with the Infosys management only on Bazaar on CNBC TV 18.

Nandan, you got up an interesting point when you said you have got a global delivery model, that is correct, when we speak to some of your clients, they tell us look once we are hooked up to one of the four or the five outsourcing companies we deal with, that is all we deal with, and we don't deal with anybody else. Just looking at the US scenario now, as we see the number of jobs go away and they are pretty much gone away permanently, why aren't you more confident going forward saying "look these guys have nothing else to do but to send the jobs to us and may be our volumes would grow much much stronger than what we are indicating."

Nandan Nilekani: Well I think, you know, we have to look at the overall situation. I think as we have said last time the economy continues to be uncertain and there is really no change in that perception. There is a rising tide of protectionism both access in terms of visas like H1 and L1 coming under greater scrutiny, as well as the attempt by some state legislatures to pass bills and ban outsourcing. And I think there is general noise about this. So, I think we have to look at all those factors and then take a very considered view on the growth for the coming quarter.

Udayan: Nandan, let me ask you one longer-term question which people are talking about. Is the business getting commoditized now. We have had very good margins in the last 5, 7, 10 years. Margins are under pressure. Is it becoming a commodity?

Nandan Nilekani: I think there is a lot of room in this model. See, first is the business model, which I think is robust and has sustainability and I think that is one message that they have. Second is that there is the GDM which we do is there is a lot of intellectual capital in that which people don't virtually understand or really get into the details of. Not only there is lot of intellectual capital already in the GDM model, there is lot of potential to improve that. So we have a lot of work we can do to make it even more sophisticated and more beneficial. Then there is the whole solution space. Because the moment it is going more from strategy in our client's mind to excellence in execution, which is what we have to offer, you know, high quality, on time delivery, not only lower cost, but high quality and more predictability of the output. Now, if we can combine that execution excellence with solution, then you have a winning combination. So, I think there is plenty of room for us to improve our model, there is plenty of room to improve the GDM, and there is plenty of room for us to improve solutions. So I think, you know, if somebody is not able to appreciate that then, no, I can't talk about that.

Udayan: Okay very quickly Nandan, what is your next quarter in terms of guidance. If you achieve that Q3 and Q4 you need to go 1% sequentially to meet Rs. 168-169 per share. Are you being conservative now?

Nandan Nilekani: Well as I said there is volume growth, but there is as you said pricing challenges, there is the concern that Mohan expressed about the appreciation of the rupee. There is the economic uncertainty. There is a overhang of the, you know, the visa situation, and then the whole, you know, anti BPO kind of thing. So, we have tried to take all those in to account to give a guidance.

Udayan: And Mohan you will be able to maintain margins above 30% through this year for the next three quarters? Do you believe that?

Mohandas Pai: Operating margins?

Udayan: Operating margins.

Mohandas Pai: Well, our model presumes that and that is what we have put into the model and I think like Nandan said, I think, the rupee is a factor because seeing the rupee slide down and the sign that it took the rupee for the last quarter, till today the rupee has appreciated by about 20 paise or so. So, we have to watch the rupee very carefully. But I think yes, we will manage.

Udayan: Thanks very much gentlemen. That is all the time we have. Thanks very much.

Well that is the end of Board Room for this quarter and we leave it on a slightly happier note than what we did last quarter, last time the stock was down Rs. 1000, this time it is up Rs. 400. That is all from Bangalore. Thank a lot.